SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 28, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on August 27, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0827/LTN20120827651.pdf, regarding the Company’s 2012 Interim Report released on 27 August 2012;

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0827/LTN20120827597.pdf, regarding an announcement of resolutions passed at the eighth meeting of the sixth session of the supervisory committee of China Southern Airlines Company Limited, held on 27 August 2012; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0827/LTN20120827589.pdf, regarding an announcement of resolutions passed at the eighth meeting of the sixth session of the board of directors of China Southern Airlines Company Limited, held on 27 August 2012.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: August 28, 2012

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2012 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2012. This announcement, containing the full text of the 2012 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2012 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 3 September 2012.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
27 August 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors, and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

公司資料
Corporate Information

DIRECTORS

Non-Executive Directors
Si Xian Min *(Chairman)*
Wang Quan Hua
Yuan Xin An

Executive Directors
Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

China Development Bank
Bank of China
The Export-Import Bank of China
China Construction Bank
Agricultural Bank of China
The Industrial & Commercial Bank of China

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

董事

非執行董事
司獻民*（董事長）*
王全華
袁新安

執行董事
譚萬庚*（總經理）*
張子芳*（副總經理）*
徐杰波*（副總經理兼財務總監）*
陳振友

獨立非執行董事
貢華章
魏錦才
寧向東
劉長樂

監事

潘福*（監事會主席）*
李家世
張薇
楊怡華
梁忠高

聯席公司秘書

謝兵
劉巍

授權代表

徐杰波
劉巍

主要往來銀行

國家開發銀行
中國銀行
中國進出口銀行
中國建設銀行
中國農業銀行
中國工商銀行

法律顧問

歐華律師事務所
廣東正平天成律師事務所

公司資料
Corporate Information

SHARE REGISTRAR

Hong Kong Registrars Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

股份過戶登記處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17M樓

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

中國証券登記結算有限責任公司
上海分公司
上海市陸家嘴東路166號
中國保險大廈36樓

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

公司總部

中國廣州
機場路278號，510405
網址：www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

香港註冊辦事處

香港
金鐘道95號
統一中心
9樓B1室

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

境外核數師

畢馬威會計師事務所
執業會計師
香港
遮打道10號
中環太子大廈
8樓

PRC AUDITORS

KPMG Huazhen (Special General Partnership)
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

境內審計師

畢馬威華振會計師事務所（特殊普通合夥）
中國
北京市
東長安街1號
東方廣場
東二座辦公樓8層
郵編：100738

業務回顧及展望
Review and Prospects

During the reporting period, global economy significantly fluctuated, coupled with deteriorating European debt crisis. Developed economies grew slowly, the growth of emerging economies generally slowed down, and international aviation market remained sluggish. Although Chinese economy maintained a relatively fast growth, the growth rate has gradually dropped due to the various factors including the challenging international economy situation and domestic macro-control measures. The growth rate of the domestic aviation market also slowed down. Besides, the intense competition, surging oil price and fluctuating exchange rate between US dollars and RMB adversely affected the operating results of airlines. Responding to the complicated domestic and international environment, the Company considerably enhanced its operation management to lift up efficiency, continued to push forward the strategic transformation to further accelerate the progress of internationalization and actively built up its international brand to achieve an excellent operating result under such challenging and complicated business situation.

報告期內，全球經濟形勢複雜多變，歐洲債務危機不斷惡化，發達經濟體經濟增長乏力，新興經濟體經濟增速普遍放緩，國際航空運輸市場低迷。中國經濟雖然保持了較快增長，但受國際經濟形勢嚴峻以及國內宏觀調控等因素影響，經濟增速持續回落。國內航空市場也出現增速放緩。此外，行業競爭加劇，油價快速上漲以及人民幣對美元匯率波動都對航空公司的經營業績造成負面影響。面對複雜的國內外經濟環境，本公司大力加強經營管理，努力提高經營效益，持續推進戰略轉型，進一步加快國際化進程，積極塑造國際化品牌，在複雜嚴峻的經營形勢下取得了良好的經營業績。

During the reporting period, total traffic volume achieved by the Group amounted to 7,651 million RTKs, representing an increase of 11.8% from the same period last year; passengers carried was 41.21 million, representing an increase of 7.2% from the same period last year; cargo and mail traffic volume amounted to 577 thousand tonnes, representing an increase of 7.6% from the same period last year.

報告期內，本集團共完成運輸總周轉量76.51億收費噸公里，同比增長11.8%；實現旅客運輸量4,121萬人次，同比增長7.2%；實現貨郵運輸量57.7萬噸，同比增長7.6%。

During the reporting period, the Company strove to ensure safety operation through certain measures such as safety check, specialized analysis and rectification to strengthen the aviation safety management. By the end of the reporting period, the Company achieved records of 152 consecutive months of aviation safety and 216 consecutive months of aviation security.

報告期內，本公司通過開展安全檢查、進行專項分析與整改等措施，加強航空安全管理，確保上半年的安全運行。截至本報告期末，本公司已連續保障了152個月的飛行安全和216個月的空防安全。

During the reporting period, facing the difficult business situation and increasingly fierce market competition, the Company improved its operation management to reduce cost and increase efficiency. Through efficiently managing capacity, the Company further stabilized and increased price of air tickets. The Company has also managed to improve the marketing to target B2C, corporate contracting and frequent flyers and control the loss of freighters to achieve a better operation result beyond expectation.

報告期內，面對嚴峻的經營形勢和日趨激烈的市場競爭，本公司加強經營管理，努力降本增效，通過有效控制運力投放，進一步穩定及提高票價，加強B2C、大客戶及常旅客行銷，控制貨機虧損，使經營業績好於預期。

業務回顧及展望
Review and Prospects

During the reporting period, the Company further pushed forward the strategic transformation. By launching the route between "Guangzhou-London", the Comapny actively built up the Canton Route via "Europe-Guangzhou-Australia". The Company carried out research and study on the connection in compliance with the sixth freedom traffic right, which has been grown rapidly. Besides, the Company increased the flight frequency of international routes, such as from Guangzhou to Vancouver and Amsterdam. Capacity has been explored in international sector with a stable growth, which further accelerated the progress of internationalization, and the centralization and service capability of the hubs were also continuously improved.

報告期內，本公司深入推進戰略轉型，通過開通"廣州－倫敦"航線積極打造"歐洲－廣州－澳洲"的廣州之路。本公司開展第六航權中轉的探索及研究，第六航權中轉快速增長。此外，公司還加密了廣州至溫哥華、阿姆斯特丹等國際航線，國際運力投放穩步上升，國際化進程進一步加快，樞紐的集中度和服務保障能力也不斷提升。

During the reporting period, the Company proactively launched its "Year of International Brand Service" activity and enhanced service consistency through various measures to improve the in-flight experience of travelers. The Company kept improving its benchmarking to be aligned with SKYTRAX to strengthen the service quality management and push forward the modification of previlege lounges. Also, the Company improved the popularity and influence of our brand through large exhibitions and major events.

報告期內，本公司積極開展"國際品牌服務年"活動，並通過各項措施努力改善旅客的服務體驗，提升服務的一致性。繼續加強與SKYTRAX的對標改進，加強服務品質管理，推進對兩艙休息室的改造，並通過大型展會及重大事件擴大品牌的知名度和影響力。

During the reporting period, the Group's total traffic revenue was RMB45,369 million, an increase of RMB5,474 million or 13.7% from the same period last year. Meanwhile, the Group's total traffic volume increased by 11.8% to 7,651 million RTKs. Passenger load factor was 79.5%, representing a decrease of 1.1 percentage points from the same period last year. Passengers carried were 41.21 million, representing an increase of 7.2% from the same period last year. The average utilisation rate of the Group's aircraft was 9.79 hours per day during the reporting period, representing an increase of 0.16 hour or 1.7% from the same period last year.

報告期內，本集團的運輸收入總額為人民幣453.69億元，比去年同期增加人民幣54.74億元或13.7%。同時，運輸總周轉量上升11.8%至76.51億收費噸公里。客座率為79.5%，同比減少1.1個百分點，實現旅客運輸量4,121萬人次，同比增長7.2%。報告期內，本集團的飛機日利用率為每日9.79小時，比去年同期增加0.16小時或1.7%。

Passenger revenue during the reporting period was RMB42,252 million, up 13.7% from the same period last year, representing 93.1% of the Group's total traffic revenue. Passenger traffic volume increased by 11.1% to 64,182 million RPKs. The overall passenger yield per RPK increased by 3.1% from RMB0.64 to RMB0.66.

報告期內，客運收入為人民幣422.52億元，比去年同期增加13.7%，佔本集團運輸收入總額的93.1%。客運量為641.82億收費客公里，比去年同期增加11.1%。本集團期內的每收費客公里收益比去年同期的人民幣0.64元增加3.1%至人民幣0.66元。

Domestic passenger revenue was RMB34,886 million, up 12.8% from the same period last year. Domestic passenger revenue accounted for 82.6% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 9.0% while passenger traffic volume, in terms of RPKs, increased by 7.5% from the same period last year, resulting in a decrease in passenger load factor of 1.1 percentage points to 81.2%. During the reporting period, the passenger yield per RPK increased by 4.6% from RMB0.65 to RMB0.68.

國內客運收入為人民幣348.86億元，比去年同期增加12.8%，佔客運收入總額的82.6%。國內客運能力（以可用座位公里計算）與去年同期相比增加9.0%，而客運量（以收費客公里計算）則比去年同期增加7.5%，本集團之客座率下降了1.1個百分點至81.2%。本集團報告期內的每收費客公里收益比去年同期的人民幣0.65元增加4.6%至人民幣0.68元。

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,045 million, an increase of 18.8% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.5% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 32.9% while passenger traffic volume, in terms of RPKs increased by 26.1% from the same period last year, resulting in a decrease in passenger load factor of 3.8 percentage points to 71.4%. The passenger yield per RPK decreased by 5.6% from RMB0.89 to RMB0.84.

港澳臺地區客運收入為人民幣10.45億元，比去年同期增加18.8%，佔客運收入總額的2.5%。港澳臺地區航綫在客運能力（以可用座位公里計算）與去年同期相比上升32.9%。而客運量（以收費客公里計算）則比去年同期增加了26.1%，本集團之客座率比去年同期下降了3.8個百分點至71.4%。每收費客公里收益由去年同期的人民幣0.89元減少5.6%至人民幣0.84元。

業務回顧及展望
Review and Prospects

Passenger revenue for the Group's international routes amounted to RMB6,321 million, an increase of 18.4% from the same period last year. International passenger revenue accounted for 15.0% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 26.7% while passenger traffic volume, in terms of RPKs, increased by 27.3% from the same period last year, resulting in an increase in passenger load factor of 0.3 percentage points to 73.6%. The passenger yield per RPK decreased by 7.0% from RMB0.57 to RMB0.53.

國際客運收入為人民幣63.21億元，比去年同期增加18.4%，佔總客運收入的15.0%。國際航綫在客運能力（以可用座位公里計算）與去年同期相比增加26.7%，而客運量（以收費客公里計算）則比去年同期增加27.3%，客座率上升了0.3個百分點至73.6%。每收費客公里收益由去年同期的人民幣0.57元減少7.0%至人民幣0.53元。

Cargo and mail revenue was RMB3,117 million, an increase of 13.7% from the same period last year. Cargo and mail revenue accounted for 6.9% of the total traffic revenue. Cargo and mail carried increased by 7.6% to 577 thousand tonnes from the same period last year. The cargo and mail yield per tonne kilometres decreased by 0.6% from RMB1.61 to RMB1.60.

貨運及郵運收入為人民幣31.17億元，比去年同期增加13.7%，佔運輸收入的6.9%。貨運及郵運量增加7.6%至57.7萬噸。每貨運及郵運噸公里收益由去年同期的人民幣1.61元減少0.6%至人民幣1.60元。

Total operating expenses increased by 16.0% to RMB45,841 million from the same period last year, primarily due to the combined effect of increase in jet fuel costs, landing and navigation fees, sales commission fees and other operating costs.

營運開支總額為人民幣458.41億元，比去年同期增加16.0%，主要由於航空油料成本、飛機起降費、導航費、業務代理手續費以及其他經營成本增加的影響所致。

Flight operations expenses increased by 22.6% to RMB26,777 million from the same period last year. Of these expenses, jet fuel cost was RMB18,528 million, up 26.6% from the same period last year, mainly as a result of the increase in average fuel prices and greater consumption of jet fuel.

航班營運開支為人民幣267.77億元，比去年同期增加22.6%，其中航空油料成本為人民幣185.28億元，比去年同期增加26.6%，主要是由於航空油料價格及油料消耗量上升所致。

Maintenance expenses increased by 6.4% to RMB3,690 million from the same period last year. It is mainly due to increased routine maintenance as a result of fleet expansion and the increase in aircraft utilisation rate during the reporting period.

維修開支為人民幣36.90億元，比去年同期增加6.4%，主要由於日常維修隨著機隊規模擴大及飛機日利用率增加所致。

Aircraft and traffic servicing expenses increased by 4.7% to RMB6,206 million from the same period last year, primarily as a result of an increase in the number of flights.

飛機及運輸服務開支為人民幣62.06億元，比去年同期增加4.7%，主要由於航班班次增加所致。

Promotion and sales expenses increased by 9.8% to RMB3,193 million from the same period last year, mainly as a result of the increase in sales commission.

宣傳及銷售開支為人民幣31.93億元，比去年同期增加9.8%，主要由於業務代理手續費增加所致。

General and administrative expenses increased by 30.2% to RMB1,408 million from the same period last year, mainly as a result of business expansion.

行政及管理開支為人民幣14.08億元，比去年同期增加30.2%，主要由於業務規模擴大所致。

Depreciation and amortization expenses increased by 6.5% to RMB3,958 million from the same period last year, mainly as a result of the increased number of owned and finance-leased aircraft during the second half of 2011 and the first half of 2012.

折舊及攤銷開支為人民幣39.58億元，比去年同期增加6.5%，主要由於2012年上半年和2011年下半年自有及融資租賃飛機數目上升所致。

Interest expense increased by 21.3% to RMB633 million from the same period last year, mainly as a result of the increase in average effective interest rate and weighted average balance of bank and other loans and obligations under finance leases during the reporting period.

利息支出為人民幣6.33億元，比去年同期增加21.3%，主要是由於平均實際利率及銀行及其他貸款和融資性租賃負債加權平均餘額增加所致。

業務回顧及展望
Review and Prospects

Net exchange loss of RMB314 million was recorded during the reporting period, mainly due to Renminbi depreciated against US dollars. And for the same period last year, net exchange gain of RMB1,239 million was recorded, mainly as a result of the appreciation of Renminbi against US dollars.

由於報告期內人民幣對美元貶值，本集團錄得人民幣3.14億元的淨匯兑損失，而去年同期由於人民幣對美元升值，公司實現淨匯兑收益為人民幣12.39億元。

Income tax expense decreased by 60.6% to RMB146 million from the same period last year, mainly due to the decrease in taxable profit during the reporting period.

所得税費用為人民幣1.46億元，相比去年同期減少60.6%，主要是由於本報告期應納税利潤的減少所致。

As a result of the aforementioned factors, for the six months ended 30 June 2012, the Group recorded a net profit after tax of RMB956 million, as compared to a net profit after tax of RMB3,152 million for the same period last year.

綜合以上所述原因，在截至2012年6月30日止的6個月內本集團錄得税後淨利潤為人民幣9.56億元，而去年同期税後淨利潤則為人民幣31.52億元。

Looking into second half of 2012, the international economic situation will be more complicated with weak growth of the global economy. The recovery of the global economy was embraced by various uncertainties. Chinese economy is facing a greater recession pressure, which causes difficulty to maintain the economy growth. To respond to the difficult domestic and international economic situation, the Chinese government has given top priority to "maintain stable growth" and intends to further stabilize economic growth by continuously strengthening the magnitude of each controlling policy. It is expected that with the launch and adoption of the policies, the domestic economy growth is likely to be stabilized in the second half of 2012 which in turn stimulates the aviation market. Besides, oil price maintains a relatively stable trend, which helps the Company to improve its operating result. However, the industrial competition is still intense during the second half of 2012; and as the exchange rate between RMB and US dollars remains stable basically, material appreciation of RMB is hard to be seen again, so does the material foreign exchange gain.

展望下半年，國際經濟形勢更加錯綜複雜，世界經濟增長依然疲弱，全球經濟復蘇面臨諸多不確定性。中國經濟下行壓力加大，經濟增長還將面臨一定困難。為應對嚴峻的國內外經濟形勢，中國政府已將"穩增長"放在更加重要的位置，並通過不斷加大政策預調微調的力度，進一步穩定經濟增長。預計隨著各項政策的推出及實施，下半年國內經濟增長有望逐漸趨穩，並帶動航空市場出現好轉。此外，油價走勢的相對平穩也將有助於改善本公司的經營業績。但下半年行業競爭仍然激烈；人民幣對美元匯率保持基本穩定，難再出現大幅升值，難以產生顯著的滙兑收益。

Given the above reasons, the Company needs to realize such complicated and changing domestic and international economic situation and shall efficiently utilize the advantages from the stable growth trend of Chinese economy to fully capture the maket opportunity coming from peak seasons while ensuring the aviation safety and to continue adjusting and optimizing structure, improve the operation quality, enhance cost control and achieve the annual operation target. The Company will focus on the following aspects:

為此，下半年本公司要清醒認識到國內外經濟形勢的複雜多變，有效利用中國經濟增長趨穩的有利條件，在確保航空安全的前提下，充分把握旺季的市場機遇，持續調整優化結構，提高經營品質，加強成本控制，努力完成全年的經營目標，重點做好以下幾方面的工作：

業務回顧及展望
Review and Prospects

1. **To ensure aviation safety with full efforts**
   In the second half of 2012, the Company will focus on arousing the awareness of aviation safety and the corresponding responsibility, intensifying the safety management and further implementing each requirement of aviation safety management. Besides, the Company will strengthen the safety team management and the qualification and capacity building, establish efficient contingency plan and enhance professional training to ensure flight safety and aviation security.

2. **To achieve annual operation target**
   In the second half of 2012, the Company will strive to control the loss from slack season by grasping the market opportunities arising from peak season, to enhance the sales of connecting services, to accelerate the improvement of international long-haul performance, to continuously optimize the route structure and to improve the cargo operation by means of strengthened cost controls to achieve the annual operation target.

3. **To stably promote the strategic transformation**
   The Company will improve the marketing, transit assurance and services quality by investing quality resources. Besides, the Company will deepen the development of "Canton Route" to build up Guangzhou hub at top speed. Through improvement of transition ability, enhancement of mutual support and interaction of domestic and international market, organizational transformation and strengthened alliance cooperation, the Company will continuously promote its strategic transformation.

4. **To improve service quality and strengthen the brand building**
   In the second half of 2012, the Company will improve its service process by continuous benchmarking, as well as enhancing the punctuality of flight, generality and consistency of service and service assurance. Through holistic planning for the brand image of CSA and improved marketing and promotion, the Company endeavors to enhance the customers' loyalty and international popularity of CSA brand.

1、 **全力確保航空安全**
   下半年本公司將著力提高航空安全的思想認識和責任意識，加大安全管理力度，進一步落實各項航空安全管理要求。加強安全隊伍管理和資質能力建設，制定有效的應急預案，強化專業培訓，確保飛行安全和空防安全。

2、 **努力實現全年經營目標**
   下半年本公司將通過搶抓旺季市場機遇，全力控制淡季虧損，加大力度做好中轉銷售，加快提升國際長航線的經營品質，持續調整優化航線結構，並通過強化成本控制，努力做好貨運經營等方式努力實現全年的經營目標。

3、 **扎實推進戰略轉型**
   本公司將通過投入優質資源，強化市場推廣，加強中轉保障，提升服務品質，繼續深耕"廣州之路"，全力打造廣州樞紐。通過努力提升中轉能力，提高國內外市場的相互支撐和互動，推進組織轉型，加強聯盟合作，繼續扎實推進公司的戰略轉型。

4、 **提升服務保障水準，加強品牌建設**
   本公司下半年將通過持續對標，改進服務流程，努力提高航班正點率，提高服務的整體性和一致性，提升公司的服務保障水準。通過進行南航品牌形象的整體規劃，加強宣傳推廣，提高顧客對南航品牌的忠誠度和國際知名度。

業務回顧及展望
Review and Prospects

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2012, the Group's current liabilities exceeded its current assets by RMB30,578 million, which includes bank and other loans, and obligations under finance leases repayable within one year totalling RMB25,304 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company (the "Directors") have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

As at 30 June 2012, the Group's borrowings totalled RMB70,208 million, an increase of RMB6,545 million from RMB63,663 million as at 31 December 2011. The borrowings were mainly denominated in US dollars and RMB, with 8.96% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB25,304 million, RMB10,060 million, RMB7,675 million, RMB5,597 million and RMB21,572 million will be repayable in the twelve months ending 30 June 2013, 2014, 2015, 2016, 2017 and thereafter, respectively. As at 30 June 2012, cash and cash equivalents and pledged bank deposits of the Group totalled RMB12,212 million, an increase of RMB2,277 million from RMB9,935 million as at 31 December 2011. Of the total balance, 16.0% was denominated in foreign currencies.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 6.8% to RMB80,981 million as at 30 June 2012, compared to RMB75,790 million as at 31 December 2011.

As at 30 June 2012, total equity attributable to equity shareholders of the Company amounted to RMB30,634 million, a decrease of RMB1,541 million from RMB32,175 million as at 31 December 2011, mainly due to the declaration of cash dividend during the reporting period. Total equity as at 30 June 2012 amounted to RMB36,756 million (31 December 2011: RMB37,777 million).

Ratio of net debt to total equity of the Group as at 30 June 2012 was 220%, as compared to 201% as at 31 December 2011.

流動資金情況、財政資源與資本結構

於2012年6月30日，本集團淨流動負債為人民幣305.78億元，其中包括總額為人民幣253.04億元的於一年內需償還的銀行及其他貸款及融資性租賃負債。本集團的流動資金狀況主要取決於本集團維持足夠營運現金流入以應付到期債務的能力，以及其取得外部融資以應付未來已承擔的資本性開支之能力。在編製中期財務報告時，本公司董事已考慮影響本集團流動資金狀況的要素，並認為本集團有足夠資金應付短期債務及資本性開支要求。

於2012年6月30日，本集團的借貸總額為人民幣702.08億元，較2011年12月31日的人民幣636.63億元增加人民幣65.45億元。這些借貸主要以美元及人民幣為單位，其中8.96%為固定利率借貸。在這些借貸當中，人民幣253.04億元、人民幣100.60億元、人民幣76.75億元、人民幣55.97億元及人民幣215.72億元分別將於截至2013年、2014年、2015年、2016年、2017年6月30日止12個月及其後償還。於2012年6月30日，本集團的現金及現金等價物及質押銀行存款總值人民幣122.12億元，其中16.0%以外幣為單位，較2011年12月31日的人民幣99.35億元增加人民幣22.77億元。

於2012年6月30日之淨債務(銀行及其他貸款、融資性租賃負債、應付帳款、票證結算、應付關聯公司款項、預提費用及其他負債的總額減去現金及現金等價物及質押銀行存款)為人民幣809.81億元，較2011年12月31日的人民幣757.90億元上升了6.8%。

於2012年6月30日，本公司股東應佔權益為人民幣306.34億元，較2011年12月31日的人民幣321.75億元減少了人民幣15.41億元，主要為本報告期內宣佈發放現金股利所致。於2012年6月30日，權益總額為人民幣367.56億元(2011年12月31日：人民幣377.77億元)。

本集團於2012年6月30日的淨債務對權益總額比率為2.20倍，於2011年12月31日則為2.01倍。

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally in US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make their own decisions as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

MAJOR CHARGES ON ASSETS

As at 30 June 2012, certain aircraft of the Group with an aggregate carrying value of approximately RMB57,703 million (31 December 2011: RMB53,062 million) were mortgaged under certain loans or certain lease agreements.

COMMITMENTS

As at 30 June 2012, the Group had capital commitments of approximately RMB74,049 million. Of such amounts, RMB69,445 million was related to the acquisition of aircraft and related flight equipment, RMB376 million for investing activities, and RMB4,228 million for other projects.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 20 to the interim financial report prepared under International Accounting Standard 34.

財務風險管理政策

外幣風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部份的融資性租賃負債、銀行及其他貸款及經營性租賃承擔均以外幣為單位,主要是美元。由於本集團的外幣付款一般都高於外幣收入,故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。本集團除了在中國國家外匯管理局允許的範圍內保留其以外幣為單位的盈利及收入,或在某些限制條件下與國內的核准銀行簽定外匯期權合同外,並無其他方法可有效地對沖其外幣風險。

燃油價格風險

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑,管理其因國內航油價格變動所承受的風險。但是根據國家發展與改革委員會及中國民用航空局於2009年發佈建立國內航線旅客運輸燃油附加與航空煤油價格聯動機制的規定,航空公司在規定範圍內可自主確定國內航線旅客燃油附加費收取標準。該聯動機制可在一定程度上降低本集團航油價格波動風險。

重大資產抵押

於2012年6月30日,本集團有賬面總值約為人民幣577.03億元之飛機已分別用作若干貸款及租賃協議的抵押品(2011年12月31日:人民幣530.62億元)。

承諾

本集團於2012年6月30日的資本承諾約為人民幣740.49億元,其中關於購買飛機及飛行相關設備約為人民幣694.45億元,與投資活動相關的約為人民幣3.76億元,而用於本集團其他項目約為人民幣42.28億元。

或有負債

本集團之或有負債詳情刊於按國際會計準則第34號編製的中期財務報告附註20。

業務回顧及展望
Review and Prospects

DIVIDENDS

The board of Directors (the "Board") decided not to declare an interim dividend for the six months ended 30 June 2012.

股息

本公司董事會決定不宣派截至2012年6月30日止6個月的中期股息。

CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

There is no information relating to the changes of Directors' and supervisors (the "Supervisors") required to be disclosed pursuant to Rule 13.51B(1) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since the date of the 2011 Annual Report.

根據上市規則第13.51B (1)條之董事或監事變更資料

自2011年年報之後，並無根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第13.51B(1)條需作出披露之董事或監事變更資料。

STRUCTURE OF SHARE CAPITAL

As at 30 June 2012, the share capital of the Company comprised the following:

股本結構

於2012年6月30日，本公司的股本包括以下股份：

Category of Shares 股份類別		Number of Shares held 股份數目	Percentage to the total share capital 約佔股本總數的百分比
A Shares with selling restrictions	有限售條件的A股	845,050,000	8.61%
H Shares	H股	2,794,917,000	28.47%
A Shares without selling restrictions	無限售條件的A股	6,177,600,000	62.92%
Total issued Shares	股本總數	9,817,567,000	100.00%

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2012, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

主要股東

於2012年6月30日，就本公司董事、最高行政人員及監事所知悉，除本公司董事、最高行政人員或監事之外的下述人士於本公司之股份或相關股份中擁有根據《證券及期貨條例》(「證券及期貨條例」)第336條而須置存的本公司股東權益登記冊所載錄的權益或淡倉如下：

Name of shareholders 股東姓名	Capacity 身份	Types of Shares 股份類別	Number of Shares held 所持股份數目	% of the total issued A Shares of the Company 約佔已發行A股總數的百分比	% of the total issued H Shares of the Company 約佔已發行H股總數的百分比	% of the total issued share capital of the Company 約佔本公司已發行股本總數的百分比
China Southern Air Holding Company ("CSAHC") (Note 1) 中國南方航空集團(「南航集團」)(註1)	Beneficial owner 實益擁有人	A Shares A股	4,145,050,000 (L)	59.02%	–	42.22%
	Interest of controlled corporations 受控制法團權益	H Shares H股	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total 小計	5,209,820,000 (L)	–	–	53.07%
Nan Lung Holding Limited ("Nan Lung") (Note 1) 南龍控股有限公司(「南龍」)(註1)	Beneficial owner 實益擁有人	H Shares H股	1,064,770,000 (L)	–	38.10%	10.85%
JPMorgan Chase & Co (Note 2) JPMorgan Chase & Co (註2)	Beneficial owner 實益擁有人	H Share H股	3,592,000 (L)	–	0.13%	0.04%
	Investment Manager 投資經理	H Share H股	124,085,000 (L)	–	4.44%	1.26%
	Custodian 保管人	H Share H股	40,371,467 (L)	–	1.44%	0.41%
		Sub-total 小計	168,048,467 (L)	–	6.01%	1.71%

Note:

1. CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

註：

1. 南航集團被視為透過其於香港之直接及間接全資子公司於合共1,064,770,000股H股股份中擁有權益，其中31,120,000股H股乃由亞旅實業有限公司直接持有(佔當時已發行H股總數之約1.11%)，1,033,650,000股H股乃由南龍直接持有(佔當時已發行H股總數之約36.98%)。由於亞旅實業有限公司亦為南龍之間接全資子公司，因此南龍亦被視為於亞旅實業有限公司所持有之31,120,000股H股股份中擁有權益。

業務回顧及展望
Review and Prospects

2. JPMorgan Chase & Co. held interest in a total of 168,048,467 H Shares (Long position) in the Company by virtue of its control over the following corporations:

   (i) JP Morgan Chase Bank, N.A, which is a wholly-owned subsidiary of JPMorgan Chase & Co., held 40,371,467 H Shares (Long position) in the Company.

   (ii) JF Asset Management Limited held 90,090,000 H Shares (Long position) in the Company and was a wholly-owned subsidiary of JPMorgan Asset Management (Asia) Inc. which in turn was wholly owned by JPMorgan Asset Management Holdings Inc., a wholly-owned subsidiary of JPMorgan Chase & Co.

   (iii) JF International Management Inc. held 1,080,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

   (iv) JPMorgan Asset Management (Taiwan) Limited held 9,736,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

   (v) JPMorgan Asset Management (Singapore) Limited held 8,270,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (iii) above.

   (vi) China International Fund Management Co Ltd. held 14,900,000 H Shares (Long position) in the Company and was owned as to 49% by JPMorgan Asset Management (UK) Limited, a wholly-owned subsidiary of JPMorgan Asset Management Holdings (UK) Limited. JPMorgan Asset Management Holdings (UK) Limited was a wholly-owned subsidiary of JPMorgan Asset Management International Limited which was in turn wholly owned by JPMorgan Asset Management Holdings Inc., as referred to in (ii) above.

   (vii) J.P. Morgan Whitefriars Inc. held 3,592,000 H Shares (Long position) in the Company. J.P. Morgan Whitefriars Inc. was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited. J.P. Morgan International Finance Limited was wholly owned by Bank One International Holdings Corporation, being a corporation wholly owned by J.P. Morgan International Inc. and J.P. Morgan International Inc. was wholly owned by JPMorgan Chase Bank, N.A. which was in turn held by JPMorgan Chase & Co. as to 100%.

   (viii) J.P. Morgan International Inc. held 9,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Chase Bank, N.A. as referred to in (vii) above.

The entire interest of JPMorgan Chase & Co. in the Company included a lending pool of 40,371,467 H Shares (Long position).

2. JPMorgan Chase & Co.因擁有下列企業的控制權而被視作持有本公司合共168,048,467股H股之好倉：

   (i) JPMorgan Chase Bank, N.A.持有本公司40,371,467股H股（好倉）。JPMorgan Chase Bank, N.A.為JPMorgan Chase & Co.的全資子公司。

   (ii) JF Asset Management Limited持有本公司90,090,000股H股（好倉）並為JPMorgan Asset Management (Asia) Inc.的全資子公司，而JPMorgan Asset Management (Asia) Inc.由JPMorgan Asset Management Holdings Inc.（為JPMorgan Chase & Co.的全資子公司）全資擁有。

   (iii) JF International Management Inc.持有本公司1,080,000股H股（好倉）。JF International Management Inc.為JPMorgan Asset Management (Asia) Inc.（見上文(ii)節）的全資子公司。

   (iv) JPMorgan Asset Management (Taiwan) Limited持有本公司9,736,000股H股（好倉）。JPMorgan Asset Management (Taiwan) Limited為JPMorgan Asset Management (Asia) Inc.（見上文(ii)節）的全資子公司。

   (v) JPMorgan Asset Management (Singapore) Limited持有本公司8,270,000股H股（好倉）。JPMorgan Asset Management (Singapore) Limited為JPMorgan Asset Management (Asia) Inc.（見上文(ii)節）的全資子公司。

   (vi) China International Fund Management Co Ltd.持有本公司14,900,000股H股（好倉）。China International Fund Management Co Ltd的49%權益由JPMorgan Asset Management (UK) Limited持有。JPMorgan Asset Management (UK) Limited由JPMorgan Asset Management Holdings (UK) Limited（為JPMorgan Asset Management International Limited的全資子公司）全資擁有。而JPMorgan Asset Management International Limited則由JPMorgan Asset Management Holdings Inc.（見上文(ii)節）全資擁有。

   (vii) J.P. Morgan Whitefriars Inc.持有本公司3,592,000股H股（好倉）。J.P. Morgan Whitefriars Inc.為J.P. Morgan Overseas Capital Corporation的全資子公司，而J.P. Morgan Overseas Capital Corporation則為J.P. Morgan International Finance Limited的全資子公司。J.P. Morgan International Finance Limited為Bank One International Holdings Corporation全資擁有，而Bank One International Holdings Corporation則為J.P. Morgan International Inc.的全資子公司。JPMorgan Chase Bank, N.A.擁有J.P. Morgan International Inc.全部權益，而JPMorgan Chase Bank, N.A.則為JPMorgan Chase & Co.的全資子公司。

   (viii) J.P. Morgan International Inc.持有本公司9,000股H股（好倉），並由JPMorgan Chase Bank, N.A.（見上文(vii)節）全資擁有。

於JPMorgan Chase & Co.所持有本公司股份權益中，包括40,371,467股H股（好倉）可供借出之股份。

Save as disclosed above, as at 30 June 2012, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文所披露者外，於2012年6月30日，就本公司董事、最高行政人員及監事所知，概無其他人士(本公司董事、最高行政人員或監事除外)於本公司股份或相關股份中擁有記錄於根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊的權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the first half of 2012.

購回、出售和贖回股份

本公司或其任何附屬公司在2012年上半年內，概無購回、出售和贖回本公司之股份。

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2012, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" (the "Model Code") as set out in Appendix 10 of the Listing Rules.

董事及監事擁有的本公司股本權益

於2012年6月30日，本公司各董事、最高行政人員或監事概無在本公司或任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券證(視情況而定)中擁有任何根據《證券及期貨條例》而應知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事、最高行政人員或監事擁有的權益或淡倉)，或根據《證券及期貨條例》第352條規定而紀錄於本公司保存的登記冊的權益或淡倉，或根據《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》(「標準守則」)而應知會本公司及聯交所的權益或淡倉。

HUMAN RESOURCES

As at 30 June 2012, the Group had an aggregate of 73,621 employees. The wages of the Group's employees consist of basic salaries and bonuses.

人力資源

於2012年6月30日，本集團共有員工73,621名。本集團員工之薪金主要包括基本薪金及花紅。

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2012, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

委託存款及逾期定期存款

於2012年6月30日，本集團存於金融機構或其他單位的存款沒有包括任何委託存款或已到期但本集團未能取回的定期存款。

業務回顧及展望
Review and Prospects

THE MODEL CODE

Having made specific enquiries with all the Directors of the Company, the Directors of the Company have for the six months ended 30 June 2012 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors of the Company.

THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the former Corporate Governance Code for any part of the period from 1 January 2012 to 31 March 2012 and the code provisions of the revised Corporate Governance Code as set out in Appendix 14 of the Listing Rules for any part of the period from 1 April 2012 to 30 June 2012, save as disclosed below:

Code Provision A.6.7 of the Corporate Governance Code provides that Independent Non-executive Directors and other Non-executive Directors should attend general meetings and develop a balanced understanding of the views of shareholders. Three of four Independent Non-executive Directors and two of three Non-executive Directors of the Company had attended the annual general meeting of the Company held on 31 May 2012.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

MATERIAL LITIGATION

Save as disclosed in note 20 to the interim financial report, the Company was not involved in any material litigation.

By order of the Board
Si Xian Min
Chairman of the Board

Guangzhou, the PRC
27 August 2012

標準守則

經向本公司各董事個別查詢，本公司各董事截至2012年6月30日止六個月一直遵守《上市規則》附錄十所載的《標準守則》。

就本公司董事的證券交易方面，本公司所採納的操守準則並不比《標準守則》寬鬆。

企業管治守則

本公司董事會認為，除下文披露者外，本集團於2012年1月1日至2012年3月31日止期間任何時間一直遵守了舊《企業管治守則》所載之守則條文及2012年4月1日至2012年6月30日止期間任何時間一直遵守了《上市規則》附錄十四經修訂的《企業管治守則》所載之守則條文：

《企業管治守則》第6.7條規定，獨立非執行董事及其他非執行董事應出席股東大會及對公司股東的意見有公正的瞭解。本公司四位獨立非執行董事中的三位及三位非執行董事中的兩位出席了本公司於2012年5月31日舉行的股東周年大會。

審計委員會

本公司審計委員會與管理層及外部核數師已經審閱本集團之會計原則及常規，並討論有關財務報告事宜，包括審閱按《國際會計準則》第34號編製之中期財務報告。

重大訴訟

除於本中期財務報告附註20已披露的資料外，於報告期內，本公司無重大訴訟。

承董事會命
司獻民
董事長

中國 • 廣州
2012年8月27日

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

經營數據摘要
Operating Data Summary

		Six months ended 30 June 截至6月30日止6個月 2012	2011	2012 vs 2011 Increase/ (decrease) 增長／(減少)	(%) (%)
Capacity	**載運力**				
Available seat kilometres (ASKs) (million)	可用座位公里(ASKs)(百萬)				
– Domestic	－國內	**62,748**	57,572	5,176	9.0
– Hong Kong, Macau and Taiwan	－港澳臺地區	**1,751**	1,318	433	32.9
– International	－國際	**16,281**	12,851	3,430	26.7
Total	合計	**80,780**	71,741	9,039	12.6
Available tonne kilometres (ATKs) (million)	可用噸公里(ATKs)(百萬)				
– Domestic	－國內	**7,244**	6,783	461	6.8
– Hong Kong, Macau and Taiwan	－港澳臺地區	**201**	153	48	31.4
– International	－國際	**3,675**	2,945	730	24.8
Total	合計	**11,120**	9,881	1,239	12.5
Kilometres flown (thousand)	飛行公里(千)	**502,654**	447,198	55,456	12.4
Hours flown (thousand)	飛行小時(千)	**807**	723	84	11.6
Number of landing and takeoff (thousand)	起降次數(千)	**362**	338	24	7.1
Traffic	**運量**				
Revenue passenger kilometres (RPKs) (million)	收費客公里(RPKs)(百萬)				
– Domestic	－國內	**50,946**	47,380	3,566	7.5
– Hong Kong, Macau and Taiwan	－港澳臺地區	**1,250**	991	259	26.1
– International	－國際	**11,986**	9,419	2,567	27.3
Total	合計	**64,182**	57,790	6,392	11.1
Revenue tonne kilometres (RTKs) (million)	收費噸公里(RTKs)(百萬)				
– Domestic	－國內	**5,180**	4,837	343	7.1
– Hong Kong, Macau and Taiwan	－港澳臺地區	**119**	95	24	25.3
– International	－國際	**2,352**	1,913	439	22.9
Total	合計	**7,651**	6,845	806	11.8
Passengers carried (thousand)	載客人次(千)				
– Domestic	－國內	**36,942**	34,740	2,202	6.3
– Hong Kong, Macau and Taiwan	－港澳臺地區	**955**	849	106	12.5
– International	－國際	**3,309**	2,855	454	15.9
Total	合計	**41,206**	38,444	2,762	7.2
Cargo and mail carried (thousand tonne)	貨運及郵運量(千噸)				
– Domestic	－國內	**416**	402	14	3.5
– Hong Kong, Macau and Taiwan	－港澳臺地區	**8**	6	2	33.3
– International	－國際	**153**	128	25	19.5
Total	合計	**577**	536	41	7.6

經營數據摘要(續)
Operating Data Summary (continued)

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Six months ended 30 June 截至6月30日止6個月 2012	2011	2012 vs 2011 Increase/ (decrease) 增長/(減少)	(%) (%)
Load factors	**載運率**				
Passenger load factor (RPK/ASK) (%)	客座率(RPK/ASK)(%)				
– Domestic	–國內	**81.2**	82.3	(1.1)	(1.3)
– Hong Kong, Macau and Taiwan	–港澳臺地區	**71.4**	75.2	(3.8)	(5.1)
– International	–國際	**73.6**	73.3	0.3	0.4
Overall	平均	**79.5**	80.6	(1.1)	(1.4)
Overall load factor (RTK/ATK) (%)	平均載運率(RTK/ATK)(%)				
– Domestic	–國內	**71.5**	71.3	0.2	0.3
– Hong Kong, Macau and Taiwan	–港澳臺地區	**59.2**	62.1	(2.9)	(4.7)
– International	–國際	**64.0**	65.0	(1.0)	(1.5)
Overall	平均	**68.8**	69.3	(0.5)	(0.7)
Yield	**收益**				
Yield per RPK (RMB)	每收費客公里收益(人民幣)				
– Domestic	–國內	**0.68**	0.65	0.03	4.6
– Hong Kong, Macau and Taiwan	–港澳臺地區	**0.84**	0.89	(0.05)	(5.6)
– International	–國際	**0.53**	0.57	(0.04)	(7.0)
Overall	平均	**0.66**	0.64	0.02	3.1
Yield per cargo and mail tonne kilometre (RMB)	每貨運及郵運噸公里收益(人民幣)	**1.60**	1.61	(0.01)	(0.6)
Yield per RTK (RMB)	每收費噸公里收益(人民幣)				
– Domestic	–國內	**6.94**	6.61	0.33	5.0
– Hong Kong, Macau and Taiwan	–港澳臺地區	**9.19**	9.71	(0.52)	(5.4)
– International	–國際	**3.54**	3.66	(0.12)	(3.3)
Overall	平均	**5.93**	5.83	0.10	1.7
Fleet	**機隊**				
Total number of aircraft at period end	期末飛機總數				
– Boeing	–波音	**235**	214	21	9.8
– Airbus	–空中客車	**214**	194	20	10.3
– McDonnell Douglas	–麥道	**–**	5	(5)	(100.0)
– Others	–其他	**19**	11	8	72.7
Total	合計	**468**	424	44	10.4
Aircraft utilisation rate (hours per day)	飛機日利用率(小時/日)	**9.79**	9.63	0.16	1.7

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

合併利潤表
Consolidated Income Statement

截至2012年6月30日止6個月－未經審計 For the six months ended 30 June 2012-unaudited

			Six months ended 30 June 截至6月30日止6個月	
		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Operating revenue	經營收入			
Traffic revenue	運輸收入		**45,369**	39,895
Other operating revenue	其他經營收入		**1,578**	1,530
Total operating revenue	經營收入總額	3(c)	**46,947**	41,425
Operating expenses	營運開支			
Flight operations	航班營運開支		**26,777**	21,838
Maintenance	維修開支		**3,690**	3,467
Aircraft and traffic servicing	飛機及運輸服務開支		**6,206**	5,926
Promotion and sales	宣傳及銷售開支		**3,193**	2,909
General and administrative	行政及管理開支		**1,408**	1,081
Depreciation and amortisation	折舊及攤銷		**3,958**	3,716
Others	其他		**609**	575
Total operating expenses	營運開支總額		**45,841**	39,512
Other net income	其他收入淨額	5	**666**	620
Operating profit	經營利潤		**1,772**	2,533
Interest income	利息收入	7(b)	**86**	81
Interest expense	利息支出	7(a)	**(633)**	(522)
Share of associates' results	應佔聯營公司業績		**43**	43
Share of jointly controlled entities' results	應佔合營公司業績		**62**	72
Exchange (loss)/gain, net	匯兌（虧損）／收益，淨額		**(314)**	1,239
Dividend income	股息收入		**12**	47
Gain on disposal of a subsidiary	出售子公司股權淨收益		**54**	–
Interest income on wealth management products	理財產品利息收入	7(b)	**20**	29
Gain on derivative financial instruments, net	衍生金融工具收益，淨額		**–**	1
Profit before taxation	稅前利潤	7	**1,102**	3,523
Income tax	所得稅費用	6	**(146)**	(371)
Profit for the period	本期利潤		**956**	3,152
Attributable to:	以下人士應佔：			
Equity shareholders of the Company	本公司股東		**424**	2,760
Non-controlling interests	非控股權益		**532**	392
Profit for the period	本期利潤		**956**	3,152
Earnings per share	每股利潤			
Basic and diluted	基本及攤薄	9	**RMB0.04**	RMB0.28

The notes on pages 24 to 45 form part of this interim financial report.

第24頁至45頁所載的附註為本中期財務報告的組成部份。

合併綜合收益表
Consolidated Statement of Comprehensive Income

截至2012年6月30日止6個月－未經審計 For the six months ended 30 June 2012-unaudited

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

			Six months ended 30 June 截至6月30日止6個月	
		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Profit for the period	**本期利潤**		**956**	3,152
Other comprehensive income for the period (after tax adjustments):	**本期其他綜合收益（所得稅調整後）**			
Available-for-sale securities: net movement in fair value reserve	可供出售金融資產之公允價值儲備變動	8	**3**	(1)
Share of other comprehensive income of an associate	應佔聯營公司之其他綜合收益	8	**2**	–
Total comprehensive income for the period	**本期綜合收益總額**		**961**	3,151
Attributable to:	以下人士應佔：			
Equity shareholders of the Company	本公司股東		**429**	2,759
Non-controlling interests	非控股權益		**532**	392
Total comprehensive income for the period	**本期綜合收益總額**		**961**	3,151

The notes on pages 24 to 45 form part of this interim financial report.

第24頁至45頁所載的附註為本中期財務報告的組成部份。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併資產負債表
Consolidated Statement of Financial Position

於2012年6月30日－未經審計 At 30 June 2012-unaudited

		Note 附註	At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Non-current assets	**非流動資產**			
Property, plant and equipment, net	物業、廠房及設備，淨額	10	**93,317**	87,711
Construction in progress	在建工程	11	**16,662**	15,940
Lease prepayments	預付租賃款		**2,201**	1,932
Interest in associates	於聯營公司權益		**818**	746
Interest in jointly controlled entities	於合營公司權益		**1,047**	985
Other investments in equity securities	其他股權投資		**161**	166
Lease deposits	設備租賃訂金		**670**	583
Available-for-sale equity securities	可供出售金融資產		**68**	64
Deferred tax assets	遞延所得稅資產		**1,136**	1,300
Other assets	其他資產		**481**	500
			116,561	109,927
Current assets	**流動資產**			
Inventories	存貨		**1,645**	1,618
Trade receivables	應收賬款	12	**2,596**	2,147
Other receivables	其他應收款項	13	**1,731**	4,988
Prepaid expenses and other current assets	預付費用及其他流動資產		**704**	630
Amounts due from related companies	應收關聯公司款項	19(d)	**141**	167
Pledged bank deposits	質押銀行存款		**72**	72
Cash and cash equivalents	現金及現金等價物	14	**12,140**	9,863
			19,029	19,485
Current liabilities	**流動負債**			
Bank and other loans	銀行及其他貸款	15	**23,255**	18,789
Obligations under finance leases	融資性租賃負債		**2,049**	1,784
Trade payables	應付賬款	16	**2,863**	2,847
Sales in advance of carriage	票證結算		**4,539**	5,299
Deferred revenue	遞延收入		**1,067**	907
Current taxation	應付所得稅		**251**	871
Amounts due to related companies	應付關聯公司款項	19(d)	**199**	122
Accrued expenses	預提費用		**9,828**	9,480
Other liabilities	其他負債		**5,556**	4,314
			49,607	44,413
Net current liabilities	淨流動負債		**(30,578)**	(24,928)
Total assets less current liabilities	總資產減流動負債		**85,983**	84,999

合併資產負債表(續)
Consolidated Statement of Financial Position (continued)

於2012年6月30日－未經審計 At 30 June 2012-unaudited

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Non-current liabilities and deferred items	**非流動負債及遞延項目**			
Bank and other loans	銀行及其他貸款	15	**27,628**	29,037
Obligations under finance leases	融資性租賃負債		**17,276**	14,053
Deferred revenue	遞延收入		**1,385**	1,178
Provision for major overhauls	大修準備		**1,003**	1,178
Provision for early retirement benefits	提早退休福利準備		**77**	89
Deferred benefits and gains	遞延收益		**1,103**	1,058
Deferred tax liabilities	遞延所得稅負債		**755**	629
			49,227	47,222
Net assets	**淨資產**		**36,756**	37,777
Capital and reserves	**股本及儲備**			
Share capital	股本		**9,818**	9,818
Reserves	儲備	17	**20,816**	22,357
Total equity attributable to equity shareholders of the Company	**本公司股東應佔權益**		**30,634**	32,175
Non-controlling interests	**非控股權益**		**6,122**	5,602
Total equity	**權益合計**		**36,756**	37,777

Approved and authorised for issue by the board of directors on 27 August 2012.

經由董事會於2012年8月27日批准及授權刊發。

Si Xian Min **司獻民** *Director* *董事*	**Tan Wan Geng** **譚萬庚** *Director* *董事*	**Xu Jie Bo** **徐杰波** *Director* *董事*

The notes on pages 24 to 45 form part of this interim financial report.

第24頁至45頁所載的附註為本中期財務報告的組成部份。

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

合併權益變動表
Consolidated Statement of Changes in Equity

截至2012年6月30日止6個月－未經審計 For the six months ended 30 June 2012-unaudited

		Attributable to equity shareholders of the Company 本公司股東應佔權益							
		Share capital 股本 RMB million 人民幣百萬元	Share premium 股本溢價 RMB million 人民幣百萬元	Fair value reserves 公允價值儲備 RMB million 人民幣百萬元	Other reserves 其他儲備 RMB million 人民幣百萬元 (Note (a)) (附註(a))	Retained profits 留存利潤 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Non-controlling interests 非控股權益 RMB million 人民幣百萬元	Total equity 權益合計 RMB million 人民幣百萬元
Balance at 1 January 2011	**於2011年1月1日**	9,818	13,878	31	756	2,334	26,817	3,499	30,316
Changes in equity for the six months ended 30 June 2011:	**截至2011年6月30日止6個月權益變動：**								
Profit for the period	本期利潤	–	–	–	–	2,760	2,760	392	3,152
Other comprehensive income	其他綜合收益	–	–	(1)	–	–	(1)	–	(1)
Total comprehensive income for the period	本期合併綜合收益總額	–	–	(1)	–	2,760	2,759	392	3,151
Distributions to non-controlling shareholders	分派予非控股權益的股息	–	–	–	–	–	–	(13)	(13)
Capital injection into a subsidiary by a third party	第三方向一子公司注資影響	–	253	–	–	–	253	1,207	1,460
Capital injection from the non-controlling shareholder of a subsidiary	子公司非控股權益注資	–	–	–	–	–	–	40	40
Balance at 30 June 2011 and 1 July 2011	**於2011年6月30日及2011年7月1日**	9,818	14,131	30	756	5,094	29,829	5,125	34,954
Changes in equity for the six months ended 31 December 2011:	**截至2011年12月31日止6個月權益變動：**								
Profit for the period	本期利潤	–	–	–	–	2,350	2,350	588	2,938
Other comprehensive income	其他綜合收益	–	–	(9)	–	–	(9)	(2)	(11)
Total comprehensive income for the period	本期合併綜合收益總額	–	–	(9)	–	2,350	2,341	586	2,927
Appropriations to reserves	提取法定盈餘公積	–	–	–	321	(321)	–	–	–
Distributions to non-controlling interests	分派予非控股權益的股息	–	–	–	–	–	–	(109)	(109)
Share of an associate's reserves movement	享有聯營公司儲備變動	–	–	–	5	–	5	–	5
Balance at 31 December 2011	**於2011年12月31日**	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

合併權益變動表(續)
Consolidated Statement of Changes in Equity (continued)

截至2012年6月30日止6個月－未經審計 For the six months ended 30 June 2012-unaudited

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Attributable to equity shareholders of the Company 本公司股東應佔權益							
		Share capital 股本 RMB million 人民幣百萬元	Share premium 股本溢價 RMB million 人民幣百萬元	Fair value reserves 公允價值儲備 RMB million 人民幣百萬元	Other reserves 其他儲備 RMB million 人民幣百萬元 (Note (a)) (附註(a))	Retained profits 留存利潤 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Non-controlling interests 非控股權益 RMB million 人民幣百萬元	Total equity 權益合計 RMB million 人民幣百萬元
Balance at 1 January 2012	**於2012年1月1日**	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777
Changes in equity for the six months ended 30 June 2012:	**截至2012年6月30日止6個月權益變動:**								
Profit for the period	本期利潤	-	-	-	-	**424**	**424**	**532**	**956**
Other comprehensive income	其他綜合收益	-	-	**5**	-	-	**5**	-	**5**
Total comprehensive income for the period	本期合併綜合收益總額	-	-	**5**	-	**424**	**429**	**532**	**961**
Dividends approved in respect of the previous year (note 17(a))	分派股息(附註17(a))	-	-	-	-	**(1,964)**	**(1,964)**	-	**(1,964)**
Acqusition of non-controlling interests in a subsidiary (note (b))	收購子公司非控股權益(附註(b))	-	-	-	-	**(6)**	**(6)**	**(11)**	**(17)**
Distributions to non-controlling shareholders	分派予非控股權益的股息	-	-	-	-	-	-	**(1)**	**(1)**
Balance at 30 June 2012	**於2012年6月30日**	**9,818**	**14,131**	**26**	**1,082**	**5,577**	**30,634**	**6,122**	**36,756**

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others (Note 17(b)).

Note (b): Xiamen Airlines Company Limited ("Xiamen Airlines") held 80% equity interests in Xiamen Airlines Media Co., Ltd. ("Xiamen Media") since its incorporation. In June 2012, Xiamen Airlines acquired the 20% equity interests in Xiamen Media from its non-controlling shareholder at a consideration of RMB17 million and subsequently disposed 51% equity interests in Xiamen Media to Southern Airlines Culture and Media Co., Ltd. ("CSA Culture", which is a 40% owned associate of the Company with the remaining 60% owned by China Southern Air Holding Company ("CSAHC"), the Company's holding company) at the consideration of RMB43 million and retained the remaining 49% equity interests in Xiamen Media. As of 30 June 2012, the disposal was completed and Xiamen Media ceased to be a subsidiary of the Group and became an associate of the Group. The net gain on disposal of the subsidiary was recorded in profit or loss.

The notes on pages 24 to 45 form part of this interim financial report.

附註(a):其他儲備為法定盈餘公積金、任意盈餘公積金及其他(附註17(b))。

附註(b):廈門航空文化傳媒有限公司(以下簡稱「廈航文化傳媒」)自成立之日起的80%股權由廈門航空有限公司(「廈門航空」)持有。於2012年6月,廈門航空以對價人民幣1,700萬元從非控股股東收購廈航文化傳媒的20%股權,其後將持有的廈航文化傳媒51%股權以對價人民幣4,300萬元出售給中國南航集團文化傳媒股份有限公司(以下簡稱「文化傳媒」,文化傳媒為本公司持有40%股權的聯營公司,其剩餘的60%股權由本公司的控股股東中國南方航空集團公司(以下簡稱「南航集團」)持有)並繼續持有剩餘的49%股權。截至2012年6月30日止,該股權轉讓已完成,廈航文化傳媒不再為本集團的子公司,成為本集團的聯營公司,出售子公司的淨損益已於本期損益表中確認。

第24頁至45頁所載的附註為本中期財務報告的組成部份。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

簡明合併現金流量表
Condensed Consolidated Cash Flow Statement

截至2012年6月30日止6個月－未經審計 For the six months ended 30 June 2012-unaudited

		Note 附註	Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Net cash generated from operating activities	經營活動的現金流入淨額		**2,978**	4,291
Net cash used in investing activities	投資活動的現金流出淨額		**(2,610)**	(7,570)
Net cash from financing activities	融資活動的現金流入淨額		**1,909**	4,031
Net increase in cash and cash equivalents	現金及現金等價物淨增加額		**2,277**	752
Cash and cash equivalents at 1 January	於1月1日的現金及現金等價物結餘		**9,863**	10,404
Cash and cash equivalents at 30 June	於6月30日的現金及現金等價物結餘	14	**12,140**	11,156

The notes on pages 24 to 45 form part of this interim financial report.

第24頁至45頁所載的附註為本中期財務報告的組成部份。

中期財務報告附註
Notes to the unaudited interim financial report

(Expressed in Renminbi)

1 Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and International Accounting Standard ("IAS") 34, *Interim Financial Reporting*, issued by the International Accounting Standards Board ("IASB"). It was authorised for issue on 27 August 2012.

At 30 June 2012, the Group's current liabilities exceeded its current assets by RMB30,578 million, which includes bank and other loans repayable within one year of RMB23,255 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2011 annual financial statements, except for the accounting policy changes set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2011 annual financial statements. The condensed interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs").

1 編製基準

中國南方航空股份有限公司(「本公司」)及其子公司(「本集團」)是按照《香港聯合交易所有限公司證券上市規則》的適用披露規定編製本中期財務報告，且符合國際會計準則委員會所發佈的《國際會計準則》第34號「*中期財務報告*」的規定。本中期財務報告於2012年8月27日許可發佈。

於2012年6月30日，本集團淨流動負債為人民幣305.78億元，其中包括於一年內需償還的銀行及其他貸款人民幣232.55億元。在編製中期財務報告時，董事已考慮本集團流動資金來源，並認為本集團有足夠資金應付短期負債及資本性開支需要。因此，本中期財務報告是根據本集團將可以持續經營的基礎編製。

本中期財務報告是根據與2011年年度財務報告大致相同的會計政策編製。有關會計政策變動的詳情載於附註2。

根據《國際會計準則》第34號，管理層在編製中期財務報告時需要作出判斷、估計和假設。這些判斷、估計和假設會影響政策的應用、資產及負債和年度至該日止收入和支出的匯報數額。實際業績可能有別於這些估計。

本中期財務報告包括簡明合併財務報表和若干選定的解釋附註。這些附註闡述了自2011年年度財務報告刊發以來，對瞭解本集團的財務狀況和業績變動的相關重要事件和交易。簡明合併中期財務報表和其中所載的附註並未全部載有根據《國際財務報告準則》的要求編製完整財務報表所需的資料。

(Expressed in Renminbi)

中期財務報告附註
Notes to the unaudited interim financial report

1 Basis of preparation (continued)

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 46.

The financial information relating to the financial year ended 31 December 2011 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2011 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 29 March 2012.

1 編製基準(續)

本中期財務報告雖未經審計，但已由畢馬威會計師事務所按照香港會計師公會所頒佈的《香港審閱工作準則》第2410號「*獨立核數師對中期財務信息的審閱*」進行了審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第46頁。

本中期財務報告載有關於早前已呈列於截至2011年12月31日止財政年度財務報表的財務資料，這些財務資料均取自該財務報表，但並不構成本集團就該財政年度根據《國際財務報告準則》編製的年度財務報表。本集團截至2011年12月31日止的年度財務報表可於本公司的註冊辦事處索取。獨立核數師已在其2012年3月29日的審核報告中對這些財務報表發表了無保留意見。

2 Changes in accounting policies

The IASB has issued a few amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, *Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets* are relevant to the Group's interim financial statements. The amendments to IFRS 7 require certain disclosures to be included in the annual financial statements in respect of all transferred financial assets that are not derecognised and for any continuing involvement in a transferred assets existing at the reporting date, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments and these amendments have had no material impact on the contents of this interim financial report.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2 會計政策變更

國際會計準則委員會頒佈了數項國際財務報告修訂準則，並於本集團本會計期間首次生效。其中，國際財務報告準則第7號修訂*披露－金融資產轉移*與本集團的中期財務報表有關聯。國際財務報告準則第7號的修訂要求在年度財務報表中對於資產負債表日存在的未整體終止確認的金融資產及已整體終止確認但企業仍繼續涉入的金融資產作出進一步披露，無論相關轉讓的發生時點。然而，相關實體在第一年實施時不需要提供比較期間相關的資訊披露。本集團在以前年度與本期沒有重大的金融資產轉移需要披露，此修訂對本中期財務報表並未有重大影響。

本集團並無採用任何在當前會計期間尚未生效的新準則或詮釋。

3 Segment reporting

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(c).

3 分部報告

(a) 業務分部

本集團的客運和貨運業務網絡被視為單一業務單位管理。本集團的主要經營決策者以航線的盈利能力作為分配資源決定的基礎，並考慮飛機的型號及航線的經濟原則。其資源分配決策的目標是優化合併財務業績。因此，根據本集團管理客運和貨運業務網絡及資源分配的決策方式，在財務報告的披露層面，本集團只擁有一個報告經營分部—「航空營運」。

其他業務經營分部的財務業績低於判定報告業務分部的定量門檻。其他業務經營分部主要包括地面服務、空中餐飲及其他雜項服務的業務分部。這些其他業務部門則合併並作為「其他業務分部」。分部之間的銷售按正常商業關係釐定的價格進行。

根據本集團的主要經營決策者用於評估分部表現及就分部之間的資源配置所用的資料，本集團的主要經營決策者以按中國會計準則所編制的財務業績來監控各報告分部的業績、資產及負債。因此，本集團於附註3(c)列出因採用不同會計政策而產生的每項重大報告分部收入、利潤或虧損、資產及負債的調節項目。

3 Segment reporting (continued)

(a) Business segments (continued)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance is set out below.

3 分部報告(續)

(a) 業務分部(續)

本集團主要經營決策者依據分部資料評價該組成部分的經營成果，以決定向其配置資源、評價其業績。本集團分部報告資料披露如下：

		Airline business 航空營運分部		All other segments 其他業務分部		Total 合計	
		2012 RMB 人民幣 million 百萬元	2011 RMB 人民幣 million 百萬元	2012 RMB 人民幣 million 百萬元	2011 RMB 人民幣 million 百萬元	2012 RMB 人民幣 million 百萬元	2011 RMB 人民幣 million 百萬元
For the six months ended 30 June 2012 and 30 June 2011	截至2012年及2011年6月30日止6個月						
Revenue from external customers	對外客戶的銷售收入	47,821	42,173	207	241	48,028	42,414
Inter-segment sales	分部間銷售	–	–	517	350	517	350
Reportable segment revenue	報告分部收入	47,821	42,173	724	591	48,545	42,764
Reportable segment profit before taxation	報告分部稅前利潤	911	3,304	30	15	941	3,319
Other segment information	其他分部資料						
Interest income	利息收入	76	76	10	5	86	81
Interest expense	利息支出	609	501	24	21	633	522
Depreciation and amortisation	折舊和攤銷	3,916	3,677	41	38	3,957	3,715
Impairment loss	減值準備	1	–	–	–	1	–
Additions to non-current segment assets during the period	本期報告分部增加的非流動資產	10,823	8,482	7	8	10,830	8,490
As at 30 June 2012 and 31 December 2011	於2012年6月30日及2011年12月31日						
Reportable segment assets	報告分部資產	131,916	122,159	1,911	1,919	133,827	124,078
Reportable segment liabilities	報告分部負債	98,037	90,667	1,263	1,289	99,300	91,956

3 Segment reporting (continued)

(b) Geographic information

3 分部報告(續)

(b) 地區資料分析

		Six months ended 30 June 截至6月30日止6個月	
		2012	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
Domestic	國內	**38,578**	34,433
Hong Kong, Macau and Taiwan	港澳臺地區	**1,118**	975
International *	國際 *	**8,332**	7,006
		48,028	42,414

* Asian market accounted for approximately 64% (six months ended 30 June 2011: 72%) of the Group's total international passenger traffic revenue during the period. The remaining portion was mainly derived from the Group's flights to/from France, German, Holland and other European countries, North American and Australia regions.

* 截至2012年6月30日止6個月本集團的國際運輸收入中亞洲市場約佔64%(截至2011年6月30日止6個月：72%)。餘下部分主要來自本集團的法國、德國、荷蘭及其他歐洲國家、北美和澳洲航線的收入。

The major revenue earning assets of the Group are its aircraft fleet which is registered in the People's Republic of China ("PRC") and is deployed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

本集團賺取收入的主要資產是機隊，它們全部在中華人民共和國(「中國」)註冊，並於世界各地的航線網絡中營運。主要經營決策者認為並無合適的基準將該等資產及相關的負債按地區進行分配。因此，並無披露地區性分部資產及負債。

3 Segment reporting (continued)

3 分部報告(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表

		Note 附註	Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元	 2011 RMB million 人民幣百萬元
Revenue	**收入**			
Reportable segment revenue	報告分部的收入		**48,545**	42,764
Elimination of inter-segment revenues	分部間的收入抵銷		**(517)**	(350)
Reclassification of expired sales in advance of carriage	逾期票證結算的重分類	(i)	**241**	180
Reclassification of business tax	營業税的重分類	(ii)	**(1,322)**	(1,169)
Consolidated revenue	合併收入		**46,947**	41,425

		Note 附註	Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元	 2011 RMB million 人民幣百萬元
Profit	**利潤**			
Reportable segment profit before taxation	報告分部税前利潤		**941**	3,319
Unallocated amounts *	未分配數額 *		**191**	191
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(iii)	**(13)**	(13)
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(iv)	**(17)**	26
Consolidated profit before taxation	合併税前利潤		**1,102**	3,523

3 Segment reporting (continued)

3 分部報告(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表(續)

		Note 附註	At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Assets	**資產**			
Reportable segment assets	報告分部的資產		**133,827**	124,078
Elimination of inter-segment balances	分部間的應收／應付餘額抵銷		**(379)**	(335)
Unallocated amounts *	未分配數額 *		**2,106**	5,517
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(iii)	**1**	14
Capitalisation of exchange difference of specific loans	專項借款匯兌損益的資本化調整	(iv)	**198**	215
Government grants	撥款轉入	(v)	**(138)**	(37)
Adjustment arising from an associate's business combination under common control	聯營企業的同一控制下企業合併調整	(vi)	**11**	–
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(36)**	(40)
Consolidated total assets	合併總資產		**135,590**	129,412

		Note 附註	At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Liabilities	**負債**			
Reportable segment liabilities	報告分部的負債		**99,300**	91,956
Eliminations of inter-segment balances	分部間的應收／應付餘額抵銷		**(379)**	(335)
Government grants	撥款轉入	(v)	**(101)**	–
Effect of the above adjustments on taxation	以上調整對稅務的影響		**14**	14
Consolidated total liabilities	合併總負債		**98,834**	91,635

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities, gain on disposal of a subsidiary, the interest income on wealth management products and dividend income from other investments.

* 未分配資產主要包括於聯營公司權益及於合營公司權益，可供出售金融資產及其他投資。未分配業績主要包括應佔聯營公司及應佔合營公司業績，出售子公司股權淨收益，理財產品利息收入及其他投資的股息分紅。

3 Segment reporting (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(v) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(vi) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

3 分部報告(續)

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表(續)

註:

(i) 根據中國會計準則,逾期票證結算按有關規定計入營業外收入。按照國際財務報告準則,上述逾期票證結算則計入其他營運收入。

(ii) 根據中國會計準則,營業稅及附加費是單獨列報而按照國際財務報告準則從收入中扣除後列報。

(iii) 根據中國會計準則,本公司由南航集團統籌的一次性住房補貼款按有關規定計入2001年1月1日未分配利潤。按照國際財務報告準則,上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期分攤至相關會計期間列支處理。

(iv) 根據中國會計準則,外幣專門借款本金及利息的匯兑差額,應當予以資本化,計入符合資本化條件的資產的成本。根據國際財務報告準則,除了作為利息費用調整的外幣借款產生的匯兑差額部分可予以資本化外,其他均計入當期損益。

(v) 根據中國會計準則,政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的,本公司將其計入資本公積,否則,與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內按直線法攤銷計入當期損益。而按照國際財務報告準則的規定,與購買固定資產相關的政府補助應沖減相關資產的成本。

(vi) 根據中國會計準則,本公司聯營企業在同一控制下的企業合併取得的子公司的資產和負債,按照賬面值計量,與支付的合併對價的差額調整股東權益,本公司按權益法核算並相應調整股東權益。根據國際財務報告準則,對合併中取得的子公司的資產和負債,按照公允價值計量,因此,本公司在按權益法核算時,對該聯營公司的報表按照與本公司國際財務報告準則會計政策一致的原則進行了調整。

4 Seasonality of operations

The peak season of the aviation industry in China falls between July to October each year owing to the holiday season during that period. As a result, the Group normally experiences higher traffic demands during the holiday season and typically reports lower revenues and results for the first half of the year than the second half.

4 業務季節性

中國航空運輸業務的旺季為每年7月至10月的假期季節。因此，本集團於一般假期季節期間有較高的客運量，以致上半年的收入和業績低於下半年。

5 Other net income

5 其他收入淨額

		Six months ended 30 June 截至6月30日止6個月	
		2012	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
Government grants	政府補助	**559**	514
Gain/(loss) on sale of property, plant and equipment, net	出售物業、廠房及設備淨收益／(損失)		
– Aircraft and spare engines	－飛機及備用發動機	**–**	111
– Other property, plant and equipment	－其他固定資產	**(2)**	(5)
Compensation paid by resigned pilots	飛行員辭職賠償	**48**	–
Others	其他	**61**	–
		666	620

6 Income tax

6 所得稅費用

		Six months ended 30 June 截至6月30日止6個月	
		2012	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
PRC income tax	中國所得稅	**(143)**	190
Deferred tax	遞延稅項	**289**	181
Income tax expense	所得稅費用	**146**	371

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines activities in the current and prior periods.

就本集團之絕大多數的境外航空業務而言，本集團已根據境外政府與中國政府訂立的雙邊航空協議獲豁免境外航空業務稅項，或境外機構一直蒙受稅務虧損，故在本期及以前期間並沒有對上述境外航空業務提取稅項準備。

6 Income tax (continued)

Effective from 1 January 2008, under the Corporate Income Tax Law of the PRC ("new tax law"), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 24% and 25% for 2011 and 2012 onwards, respectively.

The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (six months ended 30 June 2011: 15% to 25%).

6 所得稅費用(續)

《中華人民共和國企業所得稅法》(以下簡稱「新稅法」)自2008年1月1日起施行。如無其他説明，本公司及其子公司按25%的企業所得稅法定稅率執行。

根據新稅法規定，原享受優惠稅率15%和18%的企業於2011年、2012年及以後分別按24%及25%稅率執行。

本集團的子公司的所得稅稅率為15%至25%（截至2011年6月30日止6個月：15%至25%）。

7 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

7 稅前利潤

稅前利潤已扣除／(計入)下列各項：

		Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元	 2011 RMB million 人民幣百萬元
(a) Interest expense	**(a) 利息支出**		
Interest on bank and other loans	銀行及其他貸款利息支出	**613**	403
Finance charges on obligations under finance leases	融資性租賃負債的財務費用	**214**	191
Less: borrowing costs capitalised	減：資本化的借貸成本	**(194)**	(72)
		633	522
(b) Other items	**(b) 其他項目**		
Jet fuel costs	燃油成本	**18,528**	14,635
Depreciation	折舊		
– Owned assets	－自置資產	**3,052**	2,948
– Assets acquired under finance leases	－融資性租賃持有的資產	**876**	747
Other amortisation	其他攤銷	**67**	57
Amortisation of deferred benefits and gains	遞延收益攤銷	**(37)**	(36)
Operating lease charges	經營性租賃支出		
– Aircraft and flight equipment	－飛機及飛行設備	**2,449**	2,293
– Land and buildings	－土地及房屋建築物	**315**	264
Staff costs	員工成本	**5,899**	4,830
Interest income	利息收入	**(86)**	(81)
Interest income on wealth management products	理財產品利息收入	**(20)**	(29)

8 Other comprehensive income

8 其他綜合收益

		Six months ended 30 June 截至6月30日止6個月	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Net movement in fair value reserve of available-for-sale securities	可供出售金融資產之公允價值儲備變動淨額	3	(1)
Share of other comprehensive income of an associate	應佔聯營公司之其他綜合收益	2	–
		5	(1)

9 Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2012 is based on the profit attributable to equity shareholders of the Company of RMB424 million (six months ended 30 June 2011: RMB2,760 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2011: 9,817,567,000 shares) in issue during the interim period.

The amounts of diluted earnings per share are same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

9 每股利潤

截至2012年6月30日止6個月期間之每股基本利潤是根據本公司股東應佔利潤人民幣4.24億元(截至2011年6月30日止6個月：人民幣27.60億元)和期內已發行加權平均股數9,817,567,000股(截至2011年6月30日止6個月：9,817,567,000股)計算。

由於本公司在本期及上期內並沒有具攤薄性的潛在普通股，所以每股攤薄利潤與每股基本利潤是相同的。

10 Property, plant and equipment, net

During the six months ended 30 June 2012, the Group acquired aircraft with an aggregate cost of RMB7,752 million (six months ended 30 June 2011: RMB4,800 million).

10 物業、廠房及設備，淨額

截至2012年6月30日止6個月，本集團新增飛機原值為77.52億元(截至2011年6月30日止6個月：人民幣48.00億元)。

11 Construction in progress

The construction in progress as at 30 June 2012 mainly relates to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2012, the Group incurred capital expenditure in respect of construction in progress amounting to RMB6,730 million (six months ended 30 June 2011: RMB5,893 million).

11 在建工程

在建工程主要為購買飛機和飛行設備的預付款以及其他工程項目工程進度款。截至2012年6月30日止6個月，本集團在建工程資本開支為人民幣67.30億元(截至2011年6月30日止6個月：人民幣58.93億元)。

12 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

12 應收賬款

本集團向銷售代理及其他客戶提供的信貸期限一般由一個月至三個月不等。應收賬款減去呆賬準備的賬齡分析如下：

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Within 1 month	1個月內	2,361	1,977
More than 1 month but less than 3 months	超過1個月但少於3個月	228	164
More than 3 months but less than 12 months	超過3個月但少於12個月	7	6
		2,596	2,147

13 Other receivables

As at 31 December 2011, other receivables of RMB4,988 million mainly includes the wealth management products purchased by Xiamen Airlines from a state-owned commercial bank. These products are repo bonds and bear annualised interest rates from 5.00% to 5.82% with maturity dates from 92 days to 183 days from dates of purchase. The principal of the outstanding wealth management products was RMB3,500 million as at 31 December 2011. During the reporting period, the amount was fully received upon their maturity and no such products were purchased.

13 其他應收款項

於2011年12月31日，其他應收賬款餘額人民幣49.88億元，主要包括廈門航空自一國有商業銀行購買的理財產品。這些回購債券的年利率為5.00%至5.82%，到期日為自購買日起92天到183天。該理財產品於2011年12月31日本金為人民幣35.00億元。該理財產品於本報告期已到期並全額收回，且未購買此類產品。

14 Cash and cash equivalents

14 現金及現金等價物

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Deposits with banks and other financial institution	定期存款	5,413	5,108
Cash at bank and in hand	銀行存款及現金	6,727	4,755
		12,140	9,863

15 Bank and other loans

15 銀行及其他貸款

Bank and other loans are analysed as follows:

銀行及其他貸款的分析如下：

		At 30 June 2012 **於2012.6.30** **RMB million** **人民幣百萬元**	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Non-interest bearing and unsecured	免息及無抵押	**3**	3
Interest bearing and secured	帶息及抵押	**23,565**	23,701
Interest bearing and unsecured	帶息及無抵押	**27,315**	24,122
Total bank and other loans	銀行及其他貸款合計	**50,883**	47,826
Less: loans due within one year	減：列作流動負債的1年內到期貸款	**23,255**	18,789
Loans due after one year	於1年以後到期貸款	**27,628**	29,037

16 Trade payables

16 應付賬款

		At 30 June 2012 **於2012.6.30** **RMB million** **人民幣百萬元**	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Bills payable	應付票據	**–**	50
Accounts payable	應付賬款	**2,863**	2,797
		2,863	2,847

The ageing analysis of trade payables as of the balance sheet date is as follows:

在資產負債表日應付賬款的賬齡分析如下：

		At 30 June 2012 **於2012.6.30** **RMB million** **人民幣百萬元**	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Within 1 month	1個月內	**2,175**	2,328
More than 1 month but less than 3 months	超過1個月但少於3個月	**402**	315
More than 3 months but less than 6 months	超過3個月但少於6個月	**234**	152
More than 6 months but less than 1 year	超過6個月但少於1年	**12**	12
More than 1 year	超過1年	**40**	40
		2,863	2,847

17 Reserves and dividends

(a) Dividends

(i) The board of directors decided not to declare an interim dividend for the six months ended 30 June 2012. No interim dividend was paid in respect of the six months ended 30 June 2011.

(ii) A dividend of RMB0.2 (inclusive of applicable tax) per share in respect of the year ended 31 December 2011 totalling RMB1,964 million was proposed by the directors on 29 March 2012 and was finally approved by the Company's General Meeting on 31 May 2012. The announced payment dates for A share and H share shareholders are 13 July 2012 and 26 July 2012, respectively. At 30 June 2012, the amount of dividend payable was included in other liabilities.

(b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2012 (six months ended 30 June 2011: Nil).

18 Capital commitments

At 30 June 2012, the Group had capital commitments as follows:

17 儲備及股息

(a) 股息

(i) 本公司董事會決定不宣派截至2012年6月30日止6個月的中期股息。2011年6月30日止6個月並無宣派中期股息。

(ii) 董事會於2012年3月29日提議分派2011年度股利，每股分派股息人民幣0.2元(含税)，合計人民幣19.64億元。該提議已經於2012年5月31日的股東大會得到批准，宣告的A股和H股股東派發日分別為2012年7月13日和2012年7月26日。於2012年6月30日，該應付股利列示於其他負債中。

(b) 法定盈餘公積金

本集團在截至2012年6月30日止6個月並沒有提取法定盈餘公積金(截至2011年6月30日止6個月：無)。

18 資本承擔

於2012年6月30日，本集團的資本承擔如下：

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Commitments in respect of aircraft and flight equipment	就飛機及飛行設備的承擔		
– authorised and contracted for	－已授權已訂約	**63,328**	61,250
– authorised but not contracted for	－已授權但未訂約	**6,117**	–
		69,445	61,250
Investment commitments-authorised and contracted for	投資承擔－已授權已訂約		
– capital contributions to a subsidiary	－對子公司的投資承擔	**120**	120
– capital contributions for acquisition of interests in associates	－購買聯營公司股權的投資承擔	**119**	119
– share of capital commitments of a jointly controlled entity	－應佔合營公司的資本承擔	**137**	27
		376	266
Other commitments	其他承擔		
– authorised and contracted for	－已授權已訂約	**1,573**	1,534
– authorised but not contracted for	－已授權但未訂約	**2,655**	2,256
		4,228	3,790
		74,049	65,306

(Expressed in Renminbi)

19 Material related party transactions

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.31 million for the six months ended 30 June 2012 (six months ended 30 June 2011: RMB3.79 million). Such remuneration is included in "staff costs" as disclosed in Note 7.

(b) Employee benefits plan

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

(i) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 10% to 25% (2011: 8% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

19 與關聯方的交易

(a) 主要管理層薪酬

主要管理層收取的薪酬包括袍金、薪金、津貼、酌情花紅及退休福利。主要管理層於截至2012年6月30日止6個月共收取薪酬人民幣431萬元(截至2011年6月30日止6個月：人民幣379萬元)。該等薪酬已包括在附註7的「員工成本」內。

(b) 雇員福利計劃

本集團為其僱員參加了市政府和省政府制定的界定供款退休計劃。

(i) 退休福利

根據中國有關法規規定，本集團為其僱員參加了市政府和省政府制定的定額供款退休計劃。本集團按僱員工資、獎金和其他津貼的10%至25%(2011年：8%至24%)的比例繳納退休金供款。參加該計劃的僱員可於退休時從當地勞動和社會保障部門領取退休金。除上述退休金供款責任外，本集團並不承擔繳納與該退休計劃相關的任何其他費用的重大責任。

此外，根據中國有關規定，本集團建立企業年金制度。對於本集團參加企業年金計劃的員工，本集團每年按不超過上年度員工工資總額的十二分之一的金額繳納供款。

(Expressed in Renminbi)

19 Material related party transactions (continued)

(b) Employee benefits plan (continued)

(ii) *Share appreciation rights scheme*

On 30 November 2011, the Company's Extraordinary General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under this Scheme, 24,660,000 units of SARs were granted to certain employees of the Group at the exercise price of HKD3.92 per unit in 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) per share was approved by the Company's General Meeting on 31 May 2012 (Note 17(a)(ii)), therefore, the exercise price for the SARs was adjusted to HKD3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the period, 260,000 units of SARs were forfeited.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at 30 June 2012, the fair value of the liability for SARs was RMB5,646,000 (31 December 2011: RMB231,000) and a corresponding staff costs of RMB5,415,000 was recognised in profit or loss during this period (six months ended 30 June 2011: nil).

19 與關聯方的交易(續)

(b) 僱員福利計劃(續)

(ii) *股票增值權計劃*

於2011年11月30日,本公司臨時股東大會審議通過了《中國南方航空股份有限公司H股股票增值權計劃》及《中國南方航空股份有限公司H股股票增值權首次授予計劃》(「該計劃」)。

根據該計劃,本集團於2011年12月31日前授予118名員工24,660,000份股票增值權,行權價格為每股3.92港元。該計劃無須發行股份,每份股票增值權與一股H股進行掛鉤。當被授予人行使股票增值權時,可自有關H股股份的市場股價較行權價的升幅中收取現金收益。

被授予人所獲股票增值權有效期為自授予之日起六年,在達到預定業績條件的情況下,被授予人所獲股票增值權總額的三分之一將分別在自授予日起滿兩周年、三周年及四周年後生效。

本公司股東大會于2012年5月31日批准向H股普通股股東派發折合每股0.20元人民幣(相當於0.25港元)的現金股利(附註17(a)(ii)),根據該計劃中預先確定的公式,上述H股股票增值權的行權價調整為每股3.67港元。本公司有260,000份H股股票增值權於本報告期失效。

股票增值權負債公允價值的估值是採用Black-Scholes(金融數值方法)期權估值模型。該模型主要計算參數包括無風險利率、預期分紅收益率及預期股價波動率。截至2012年6月30日,負債中因以現金結算的股份支付產生的累計負債金額為人民幣5,646,000元(2011年12月31日:231,000元),本報告期本集團因以現金結算的股份支付而確認的費用總額為人民幣5,415,000元(截至2011年6月30日止6個月:無)。

19 Material related party transactions (continued)

19 與關聯方的交易（續）

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易

		Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Income received from the CSAHC Group	**收到南航集團及其聯屬公司收入**		
Charter flight and pallet income	包機包板收入	**34**	26
Cargo handling income	貨物處理收入	**3**	11
Commission income	銷售代理收入	**4**	3
Expenses paid to the CSAHC Group	**支付南航集團及其聯屬公司費用**		
Repairing charges	維修費	**321**	294
Handling charges	交易手續費	**47**	47
Commission expenses	銷售代理費	**7**	11
Cargo handling charges	貨物處理手續費	**8**	9
Lease charges for land and buildings	土地及房屋建築物租賃費	**77**	70
Property management fee	物業管理及修繕費	**19**	15
Expenses paid to jointly controlled entities and an associate	**支付合營公司及聯營公司費用**		
Repairing charges	維修費	**728**	603
Flight simulation service charges	模擬飛行訓練服務費	**126**	113
Advertising expenses	廣告製作代理及宣傳服務	**17**	10
Training expenses	飛行訓練費	**70**	62
Income received from a jointly controlled entity	**收到合營公司收入**		
Rental income	租金收入	**17**	18
Expense paid to other related company	**支付其他關聯公司費用**		
Air catering supplies	航空配餐費	**34**	–
Disposal to CSAHC Group	**出售至南航集團及其聯屬公司**		
Consideration for disposal of 51% equity interests in Xiamen Media	出售廈航文化傳媒之51%權益的對價	**43**	–

19 Material related party transactions (continued)

19 與關聯方的交易(續)

(d) Balances with the CSAHC Group, associates, jointly controlled entities and other related company of the Group

(d) 應收/應付南航集團及其聯屬公司,及本集團的聯營、合營及其他關聯公司的詳情:

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Receivables	**應收款項**		
The CSAHC Group	南航集團及其聯屬公司	**20**	43
Associates	聯營公司	**29**	12
Jointly controlled entities	合營公司	**90**	88
Other related company	其他關聯公司	**2**	24
		141	167
Payables	**應付款項**		
The CSAHC Group	南航集團及其聯屬公司	**158**	68
A jointly controlled entity of CSAHC	南航集團的合營公司	**–**	1
An associate	聯營公司	**21**	13
Jointly controlled entities	合營公司	**20**	39
Other related company	其他關聯公司	**–**	1
		199	122

The amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

應收/應付南航集團及其聯屬公司、本集團的聯營、合營及其他關聯公司的款項無抵押、免息及無固定付款期限。

19 Material related party transactions (continued)

(e) Loans from and deposits placed with Southern Airlines Group Finance Company Limited ("SA Finance")

(i) Loans from SA Finance

At 30 June 2012, loans from SA Finance to the Group amounted to RMB520 million (31 December 2011: RMB480 million).

The unsecured loans are repayable as follows:

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Within 1 year	1年內	171	102
After 1 year but within 2 years	1年以上2年以內	349	358
After 2 years but within 5 years	2年以上5年以內	–	20
		520	480

During the six months ended 30 June 2012, interest expense paid on such loans amounted to RMB16 million (six months ended 30 June 2011: RMB13 million) and the interest rates ranged from 4.86% to 6.32% per annum during the period (six months ended 30 June 2011: 4.86% to 6.08% per annum).

(ii) Deposits placed with SA Finance

At 30 June 2012, the Group's deposits with SA Finance amounted to RMB2,070 million (31 December 2011: RMB2,493 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China.

Interest income received on such deposits amounted to RMB25 million (six months ended 30 June 2011: RMB9 million).

(f) Guarantees from CSAHC

At 30 June 2012, certain bank loans of the Group amounted to RMB158 million (31 December 2011: RMB221 million) were guaranteed by CSAHC.

19 與關聯方的交易(續)

(e) 中國南航集團財務有限公司(「南航財務」)的貸款及存放於南航財務的存款

(i) 南航財務貸款

於2012年6月30日,本集團向南航財務取得貸款人民幣5.20億元(2011年12月31日:人民幣4.80億元)。

南航財務的無抵押貸款及到期日情況如下:

截至2012年6月30日止6個月,本集團向南航財務支付利息為人民幣0.16億元(截至2011年6月30日止6個月:人民幣0.13億元),借款年利率為4.86%至6.32%(截至2011年6月30日止6個月:年利率4.86%至6.08%)。

(ii) 存放於南航財務的存款

於2012年6月30日,本集團存放於南航財務的存款為人民幣20.70億元(2011年12月31日:人民幣24.93億元)。存款利率乃按照中國人民銀行公佈之相關存款利率釐定。

本集團於本期向南航財務就該等存款收取人民幣0.25億元(截至2011年6月30日止6個月:人民幣900萬元)的存款利息。

(f) 南航集團提供的擔保

於2012年6月30日,本集團人民幣1.58億元的銀行貸款由南航集團為本集團提供擔保(2011年12月31日:人民幣2.21億元)。

(Expressed in Renminbi)

19 Material related party transactions (continued)

(g) Commitments to CSAHC

At 30 June 2012, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB150 million (31 December 2011: RMB199 million).

(h) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, associates, jointly controlled entities and other related party of the Group as disclosed in Notes 19(c), (d), (e), (f) and (g) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

– Transportation services;

– Leasing arrangements;

– Purchase of equipment;

– Purchase of ancillary materials and spare parts;

– Ancillary and social services; and

– Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether or not the counterparties are state-controlled entities.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the interim financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

19 與關聯方的交易(續)

(g) 對南航集團的承諾

於2012年6月30日,本集團對南航集團關於租賃土地及房屋的經營租賃承擔為人民幣1.50億元(2011年12月31日:人民幣1.99億元)。

(h) 和其他國有企業的交易

本公司是一家國有企業,並在一個由中國政府透過其政府機關、代理、聯屬公司及其他機構直接或間接控制的企業(「國有企業」)所支配的經濟體制內進行營運。

除在上述附註19(c),(d),(e),(f)以及(g)中披露的與南航集團及其聯屬公司和本集團的聯營公司、合營及其他關聯公司進行的交易外,本集團與其他國有企業進行的交易包括但不限於下列各項:

– 運輸服務;

– 租賃安排;

– 採購設備;

– 購入輔助材料及零部件;

– 社會福利及輔助服務;及

– 金融服務安排。

這些交易均是本集團日常業務過程中進行,執行以上交易時所遵照的條款和與其他非國有企業所訂立的交易條款相若。本集團已就其採購及銷售產品和服務製定了採購、定價策略和審批程式。這些採購、定價策略和審批程式並不受交易對方是否為國有企業所影響。

考慮了關聯方關係,本集團的定價策略、採購和審批程式對交易的潛在影響,以及要就該關係對中期財務報告潛在影響所需的資料,董事們認為以下與其他國有企業的交易需要作出披露:

中期財務報告附註
Notes to the unaudited interim financial report

19 Material related party transactions (continued)

19 與關聯方的交易(續)

(h) Transactions with other state-controlled entities (continued)

(h) 和其他國有企業的交易(續)

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

(i) 本集團與其他國有企業(包括國有銀行)進行的交易

		Six months ended 30 June 截至6月30日止6個月	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**13,844**	11,574
Interest income	利息收入	**57**	67
Interest income on wealth management products	理財產品利息收入	**20**	23
Interest expense	利息支出	**584**	361

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

(ii) 本集團與其他國有企業(包括國有銀行)的餘額

		At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Trade payables – jet fuel	應付賬款－燃油成本	**1,405**	1,267
Cash and deposits at bank	現金及銀行存款	**9,665**	5,702
Bank and other loans	銀行及其他貸款	**49,814**	46,774

20 Contingent liabilities

20 或有負債

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(a) 本集團向南航集團租賃位於廣州、武漢、海口和中國其他城市的若干房屋和建築物。但是南航集團就該等房屋和建築物缺乏充分的產權證明。

根據本集團與南航集團於1997年5月22日簽訂的賠償協議，南航集團同意就本集團因房屋和建築物的使用權受到質疑而引致的任何損失或損害，向本集團作出賠償。

(Expressed in Renminbi)

20 Contingent liabilities (continued)

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB551 million (31 December 2011: RMB395 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2012, an aggregate of personal bank loans of RMB349 million (31 December 2011: RMB293 million), under these guarantees, were drawn down from the banks. During the period, the Group has made repayments of RMB1 million (six months ended 30 June 2011: RMB4 million) due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defence to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant's non-execution of the aircraft sale agreement. During the period, the claimant subsequently changed its claim for the refund of the down payment of USD12 million to USD13 million. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

21 Non-adjusting post balance sheet events

(a) On 10 August 2012, the Extraordinary General Meeting approved the proposed issuance of new A Shares to CSAHC for an aggregate consideration of not more than RMB2 billion. Up to the date of approval of these financial statements, the proposed issuance of new A Shares to CSAHC is still pending for the approval of China's Securities Regulatory Commission.

(b) On 3 August 2012, Xiamen Airlines, a 51% subsidiary of the Company entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft at a predetermined price, which were scheduled for delivery from 2016 to 2019.

20 或有負債(續)

(b) 本公司及廈門航空與若干銀行及若干飛行員簽訂合同，對該等飛行員用於支付飛行培訓費的個人貸款總額度人民幣5.51億元(截至2011年12月31日：人民幣3.95億元)進行擔保。截至2012年6月30日，相關銀行已按擔保條款向自費飛行員發放貸款合計人民幣3.49億元(截至2011年12月31日：人民幣2.93億元)。於本報告期，本集團由於被擔保飛行學員未按時還貸而履行擔保責任支付的還貸金額為人民幣0.01億元(截至2011年6月30日止6個月期間：人民幣0.04億元)。

(c) 本公司於2011年7月11日正式收到一家境外公司(「原告」)因飛機銷售合同糾紛起訴本公司的訴狀，要求本公司支付0.46億美元損害賠償金或者歸還其支付的0.12億美元預付款，並根據英國1981最高法院法第35A款計算的上述金額利息。原告于本報告期對原訴狀作出更改，將要求本公司歸還的預付款金額修改為0.13億美元。此訴訟仍處於調查階段，本公司認為對方的訴訟請求並不合理，並已聘請法律顧問應訴。本公司已經提交抗辯與反訴書，否認上述訴訟，同時反訴原告未按照飛機銷售合同的約定按期支付購買飛機款項造成違約，並要求原告支付約0.34億美元損害賠償金。本公司認為該訴訟屬於不是很可能導致經濟利益流出本集團的事項。

21 資產負債表日後事項

(a) 於2012年8月10日，本公司第一次臨時股東大會審議通過了本公司非公開發行A股股票的方案：擬向南航集團非公開發行A股股票，募集資金不超過人民幣20億元。截至本財務報表的批准日，該非公開發行A股的方案尚需中國證監會的核准。

(b) 於2012年8月3日，本公司的子公司廈門航空與波音簽訂協議，以預定價格購買40架波音B737系列飛機，該系列飛機將於2016年至2019年分階段向廈航交付。

審閱報告
Review Report

Review report to the board of directors of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 17 to 45 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited as of 30 June 2012 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, *Interim financial reporting*, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34, *Interim financial reporting*.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

27 August 2012

致中國南方航空股份有限公司董事會

(於中華人民共和國註冊成立的有限公司)

引言

我們已審閱列載於第17頁至第45頁中國南方航空股份有限公司的中期財務報告，此中期財務報告包括於2012年6月30日的合併資產負債表與截至該日止六個月期間的合併利潤表、合併綜合收益表、合併權益變動表和簡明合併現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和國際會計準則委員會採用的《國際會計準則》第34號(「*中期財務報告*」)的規定編製中期財務報告。董事須負責根據《國際會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「*獨立核數師對中期財務信息的審閱*」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照《香港核數準則》進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於2012年6月30日的中期財務報告在所有重大方面沒有按照《國際會計準則》第34號「*中期財務報告*」的規定編製。

畢馬威會計師事務所
執業會計師

中國香港
中環遮打道10號
太子大廈8樓

2012年8月27日

(以人民幣為單位)
(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

本集團按不同準則編製的財務報表差異調節表

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

(1) 中國會計準則和國際財務報告準則之重大差異對歸屬於母公司股東淨利潤的影響分析如下：

			Six months ended 30 June 截至6月30日止6個月	
		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**449**	2,755
Adjustments:	調整：			
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(a)	**(13)**	(13)
Capitalisation of exchange difference of specific loans	專項借款匯兌損益的資本化	(b)	**(17)**	26
Effect of the above adjustments on taxation	以上調整對稅務的影響		**4**	(7)
Effect of the above adjustments on non-controlling interests	以上調整對非控股權益的影響		**1**	(1)
Total	合計		**(25)**	5
Amounts under IFRSs	國際財務報告準則下的金額		**424**	2,760

中期財務報告補充資料
Supplementary Information to the Interim Financial Report

(以人民幣為單位)
(Expressed in Renminbi)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

(2) 中國會計準則和國際財務報告準則之重大差異對歸屬於母公司股東權益的影響分析如下：

		Note 附註	At 30 June 2012 於2012.6.30 RMB million 人民幣百萬元	At 31 December 2011 於2011.12.31 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**30,551**	32,078
Adjustments:	調整：			
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(a)	**1**	14
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化	(b)	**198**	215
Accumulated loss attributed to non-controlling interests of a subsidiary	子公司非控股權益以前年度應承擔的累計超額虧損	(c)	**(23)**	(23)
Government grants	撥款轉入	(d)	**(37)**	(37)
Adjustment arising from an associate's business combination under common control	聯營企業的同一控制下企業合併調整	(e)	**11**	–
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(50)**	(54)
Effect of the above adjustments on non-controlling interests	以上調整對非控股權益的影響		**(17)**	(18)
Total	合計		**83**	97
Amounts under IFRSs	國際財務報告準則下的金額		**30,634**	32,175

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(c) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(d) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(e) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

附註：

(a) 根據中國會計準則，本公司由南航集團統籌的一次性住房補貼款按有關規定計入2001年1月1日未分配利潤。按照國際財務報告準則，上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期分攤至相關會計期間列支處理。

(b) 根據中國會計準則，外幣專門借款本金及利息的匯兑損益，應當予以資本化，計入符合資本化條件的資產的成本。根據國際財務報告準則，除了作為利息費用調整的外幣借款產生的匯兑損益部份可予以資本化外，其他均計入當期損益。

(c) 根據中國會計準則及國際財務報告準則，自2010年1月1日起，當子公司非控股權益分擔的當期虧損超過了非控股權益在該子公司期初股東權益中所享有的份額的，其餘額仍沖減非控股權益。根據中國會計準則，該會計政策變更應進行追溯調整，而根據國際財務報告準則，該會計政策變更無需進行追溯調整。

(d) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其計入資本公積，否則，與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內由直線法攤銷計入當期損益。而按照國際財務報告準則的規定，與資產相關的政府補助應沖減相關資產的成本。

(e) 根據中國會計準則，本公司聯營企業在同一控制下的企業合併取得的子公司的資產和負債，按照賬面價計量，與支付的合併對價的差額調整股東權益，本公司按權益法核算並相應調整股東權益。根據國際財務報告準則，對合併中取得的子公司的資產和負債，按照公允價值計量，因此，本公司在按權益法核算時，對該聯營公司的報表按照與本公司國際財務報告準則會計政策一致的原則進行了調整。

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published the "Announcement on Resolutions passed at the Eighth Meeting of the Sixth Session of the Supervisory Committee of China Southern Airlines Company Limited" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
27 August 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2012-032

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE EIGHTH MEETING OF THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The supervisory committee of the Company (the "Supervisory Committee") and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 27 August 2012, China Southern Airlines Company Limited (the "Company") held the eighth meeting of the sixth session of the Supervisory Committee at the Dalian City, Liaoning Province. The number of supervisors (the "Supervisors") supposed to be present was five, of which three attended in person. Supervisor Li Jia Shi, who did not attend the meeting because of business reasons, authorized Supervisor Liang Zhong Gao to attend the meeting and vote on his behalf; Supervisor Zhang Wei, who did not attend the meeting because of business reasons, authorized Supervisor Yang Yi Hua to attend the meeting and vote on her behalf. This meeting of the Supervisory Committee is chaired by Pan Fu, the chairman of the Supervisory Committee. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were considered and passed unanimously at the meeting:

1. Considered and approved the full text and summary of the 2012 interim report and results announcement (including the financial statements prepared in accordance with the People's Republic of China Accounting Standards for Business Enterprises and International Financial Reporting Standards).

All members of the Supervisory Committee reviewed the 2012 interim report and formed the following opinions:

a. the preparation and approval procedures of the 2012 interim report were in compliance with the requirements under the applicable laws and regulations, Articles of Association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b. the contents and format of the 2012 interim report were in compliance with the relevant requirements of China Securities Regulatory Commission, Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited, and information disclosed therein reflected truly in all respects of the operational, management and financial status of the Company for the first half of 2012; and

c. none of the persons involved in the preparation and consideration of the 2012 interim report has committed any action in breach of confidentiality requirements in respect of the 2012 interim report.

2. Considered and passed the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2012".

The Supervisory Committee of
China Southern Airlines Company Limited
27 August 2012

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published the "Announcement on Resolutions passed at the Eighth Meeting of the Sixth Session of the Board of Directors of China Southern Airlines Company Limited" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
27 August 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air   Stock Code: 600029   Notice No.: Lin 2012-031

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE EIGHTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 27 August 2012, China Southern Airlines Company Limited (the "Company") held the eighth meeting of the sixth session of the Board at the Dalian City, Liaoning Province. The number of Directors supposed to be present was 11, of which 9 attended in person. Director Wang Quan Hua, who did not attend the meeting because of business reasons, authorized Director Yuan Xin An to attend the meeting and vote on his behalf; Director Zhang Zi Fang, who did not attend the meeting because of business reasons, authorized Director Tan Wan Geng to attend the meeting and vote on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were considered and passed unanimously at the meeting:

1. Considered and approved the full text and summary of the 2012 interim report and results announcement (including the financial statements prepared in accordance with the People's Republic of China Accounting Standards for Business Enterprises and International Financial Reporting Standards and the Report of the Directors), and decided not to declare the interim dividend.

2. Considered and passed the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2012".

The full text of the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2012" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

The Board of
China Southern Airlines Company Limited
27 August 2012